UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s Interim Report for the six months ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: September 8, 2016

HKTV

HONG KONG TELEVISION NETWORK LIMITED
香港電視網絡有限公司

Stock Code - SEHK : 1137

購物攻略

ONLINE SHOPPING GUIDE

INTERIM REPORT 2016

HKTV mall.com

ABOUT

HKTVmall aims to be the largest & diversified 24-hour online shopping mall. Currently, we have more than 700 stores, selling more than 123,000 products, including leading brands, international brands, as well as products & food directly delivered from Japan & Korea. To ensure that we serve our customers better, HKTVmall sets up an over 144,000 square feet logistics centre in Tsing Yi with our own delivery team to ensure punctuality and to provide night delivery services, aiming to deliver quality products and services directly to our customers.

www.hktvmall.com

CONTENTS

2	Corporate Information

3	Chairman’s Statement

4	Management’s Discussion and Analysis

11	Unaudited Consolidated Income Statement

12	Unaudited Consolidated Statement of Comprehensive Income

13	Unaudited Consolidated Statement of Financial Position

14	Unaudited Consolidated Statement of Changes in Equity

15	Unaudited Condensed Consolidated Cash Flow Statement

16	Notes to Unaudited Interim Financial Report

27	Independent Review Report

28	Other Information

Where the English and the Chinese texts conflicts, the English text prevails.

Corporate Information	Supermarket	Fashion & Beauty	Home & Family

FINANCIAL CALENDAR

Six months interim period ended:

30 June 2016

Interim results announced on:

24 August 2016

LISTING

The ordinary shares of Hong Kong Television Network Limited (the “Company”) are listed on The Stock Exchange of Hong Kong Limited. In addition, the Company’s American Depositary Shares (ADSs), each representing 20 ordinary shares, are eligible for trading in the United States in the over-the-counter (OTC) markets.

Executive Directors

Mr. WONG Wai Kay, Ricky 3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul 3,5 (Vice Chairman)

Ms. TO Wai Bing 3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice 3,5 (Chief Financial Officer)

Independent Non-executive Directors

Mr. LEE Hon Ying, John 1,7,8

Mr. PEH Jefferson Tun Lu 2,5,6,9

Mr. MAK Wing Sum, Alvin 2,7,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories

Hong Kong

Auditor

KPMG

Certified Public Accountants

8th Floor

Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

Chairman’s Statement	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

Dear Shareholders,

Five months from the annual results announcement made in March, HKTVmall has marched into a new stage.

Apart from steady growth in the number of merchants and product availability, we have added a new zone namely “Hot Deals” in addition to the existing “Supermarket”, “Fashion & Beauty” and “Home & Family” zones. Similar to bulk purchases, “Hot Deals” leverages on HKTVmall’s extensive customer base to liaise with merchants, to offer special discounts on various products such as electronics, households and beauty, as well as services such as restaurant deals, beauty and healthcare services. With this new addition, HKTVmall not only provides a wider variety of products, but has also extended to different services, staying abreast with your everyday lives.

While the daily average number of orders increases stably, HKTVmall has moved its logistics centre from Kowloon Bay to Tsing Yi in mid-July, expanding from over 60,000 square feet area to over 140,000 square feet, in order to cope with our business expansion. Though we are recruiting new hands to cope with the expansion of our logistics centre, the increase of manpower does not imply an enhancement of operational efficiency. Therefore, we have signed an agreement with our vendor in Germany, to install a large-scale warehouse robotic system to enhance pick and pack speed and accuracy, so as to cater for surging future demand.

After more than two years’ operation, we understand that our existing customers are satisfied with HKTVmall’s services, with repeated purchase ratio meeting our expectation. Therefore, upon laying solid foundation for operations, the next consideration is to expand our customer base, and to acquire more new customers to increase order number – this also explains why HKTVmall exists here in Hong Kong, to promote online shopping keeping pace with other Asian regions, and to uphold our reputation as “Shopping Paradise”.

We shall achieve our goal in two ways. Firstly, we have launched our promotion campaign along MTR, which is the second large scale campaign after August 2015. The campaign started in mid-August, with promotional theme changes on bi-weekly basis such as “Electronic Products Warehouse Sale”, will last until mid-December, covering more than 9,000 trackside panel spaces. In addition to this, we will open a concept store, to provide customer service and logistics delivery support. The store will also serve as an education centre, leading HKTVmall to new customer segments through community engagements. Depending on market response, we are exploring more innovative ways to promote HKTVmall, making it an inevitable part of Hong Kong people’s lives.

I understand that some shareholders concern my other personal development which may affect the operation and development of HKTVmall. In fact, four of us in the Board are performing different roles in managing the company. Mr. Paul Cheung, Vice Chairman of the Group specialises in developing and maintaining various information systems, as well as the operations of our logistics centre. Our Chief Executive Officer, Ms. To Wai Bing possesses extensive experiences in operations, is now specializing in the acquisition of merchants and the enhancement of product variety. Our Chief Financial Officer, Ms. Alice Wong is managing the Group’s assets prudently, and highly attentive to the operation performance. Therefore, it is indeed not my sole effort but the joint efforts of us to steer the development of HKTVmall. In future, if I have to proceed to other personal developments, I will allocate my time properly to balance the interests of different stakeholders.

Finally, I hope that our shareholders, business partners and the public of Hong Kong can continue to cast their trust to HKTVmall, and to believe that we can make a change to Hong Kong.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 24 August 2016

Management’s Discussion and Analysis	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the six months ended 30 June 2016	For the six months ended 30 June 2015

Turnover	67,855	60,269
Loss attributable to shareholders	(125,763)	(235,034)
Loss per share
– Basic and Diluted (HK Cents)	(15.5)	(29.1)
Capital Expenditures	259,648	10,728

	As at 30 June 2016	As at 31 December 2015

Cash position[1]	79,374	174,808
Available-for-sale securities	1,330,225	1,445,752
Total outstanding borrowings	33,850	71,793
Total equity attributable to equity shareholders	2,125,507	2,238,617
Shares in issue (in thousands)	809,017	809,017
Net asset per share (HK$)	2.63	2.77
Gearing ratio	N/A	N/A

[1]	Cash position means cash at bank and in hand and term deposits

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

BUSINESS REVIEW

HKTVmall remains as our primary focus in 2016 and full effort was continued devoting to our online shopping business. The local economy in retail sector was continued in its downturn in the first half of 2016. According to the Report on Monthly Survey of Retail Sales for June 2016 published by the Census and Statistics Department of Hong Kong Special Administrative Region, the total value of the retail sales for the first six months in 2016 decreased by 10.5% relative to the same period in 2015, while the total volume decreased by 10.1% relatively. Nevertheless, slight improvement was observed that the second quarter of 2016 was performed slightly better than the first quarter of 2016 by 2.8% in total value and 1.9% in total volume. Although the overall retail participants were under the pressure of low consumer sentiment, during the first six months of 2016, our business performance was still growing steadily. We believe this could be embraced by our direction in delivering “Save money, save efforts and save time” one-stop shopping experience to our customers, and the enhancing value we delivered through shopping at HKTVmall.

As a new year start, we launched a large scale promotional campaign – the “HK$99 Crazy Meat Sets” in January 2016 to introduce the new frozen meat product line. Along selected MTR stations and bus shelters, we put up different advertising panels with 8 different cloze quizzes related to the current affairs in humorous ways to introduce the great value frozen packs offering at HK$99. The main purpose of the panels is to encourage the passers-by to pause in front of the panels and notice our attractive new offerings. This was a successful campaign which not only increased our brand exposure to the mass market but was also an effective marketing tool for new customer acquisition and a drive for repeated purchases.

With the aim to deliver “Save money, save efforts and save time” shopping experience to our customers, we dedicated our effort towards this direction. On “Save money”, in March 2016, on top of providing products from “Supermarket”, “Fashion and Beauty” and “Home and Family” categories at competitive pricing with Mall Dollar rebate, we added a new category – “Hot Deals” offering, and a team of market expertise in Hot Deals was recruited aiming to search the great value offer in town to maximise customers’ purchasing power.

On “Save effort” and “Save time”, in May 2016, we locked up a long term lease for a gross floor area of over 144,000 square feet at Mapletree Logistics Hub Tsing Yi to expand our logistics and warehouse centre. The expansion should co-locate our existing logistics and warehouse space to a single floor which not only increase the capacity for housing a wider product spectrum and larger quantity, it also enhance the efficiency on the pick-pack-deliver order fulfilment logistics flow. We expect this expansion shall enable us to fulfil our customer needs in terms of larger product variety and quicker delivery time, in particular on the daily grocery supplies. The relocation was taken place during June and July 2016.

Furthermore, we continued to invest numerous efforts into (1) customer acquisition and repeated purchases, and (2) customer satisfaction and experience enhancement, below are the major items fully launched during the period under review:

(1)	Customer Acquisition and Repeated Purchases

a.	Launch of VIP programme with cumulative spending reaches HK$3,000 in a 12-month period for qualification and to benefit from the VIP price and Mall Dollar on selected products, and lower order value at HK$250 for free delivery service;

b.	Distribution of a 800-page product catalogue on street and tagged along with order delivery in late March 2016 for a full-range product introduction and as a catalyst to push for the 20-hour daily Flash Deal campaign in April 2016, each hour with 10 hot deals to increase the exposure of all long-tail products and to encourage for regular repeated purchases;

c.	Launch of weekly regular promotions, such as “$1/$5/$10 or $10/$20/$30 Flashsale Tuesday” and “Weekly Top 100” on supermarket products to increase frequency of orderings; and

d.	Holding of more than 60 roadshows by our on-street promotors “Jetsoer” in different shopping malls for a close interaction with potential customers to push for HKTVmall app download and to initiate first purchase aided by selected great value product offerings and give-away of HK$50 free cash coupon.

Management’s Discussion and Analysis	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016

(2)	Customer Satisfaction and Experience Enhancement

a.	Expanded logistics car fleet to have 60 plus owned vehicles including cold trucks to ensure fresh and hygienic delivery of frozen and chilled products;

b.	A simple quality and performance evaluation on delivery and packing service is sent to customers immediate after each order delivery for quality control and assessment, which was further enhanced to be sent through an in-App push notification to enhance the completion rate; and

c.	Regular general customer survey was conducted to obtain personal advices and suggestions from our customers in terms of service quality, new product or services offering, HKTVmall web portal or App functionality, performance or design, etc..

With the above efforts, we continued to enhance our marketplace fundamentals and sustained progress was noticed. At the date of this report:

1.	We continue to expand the product spectrum by carrying more than 123,000 products, a significant increase from more than 107,000 products since the last reporting date in March 2016.

2.	Our HKTVmall members increased to approximately 1.63 million registered email IDs, an expanding base to capture business growth over time.

Apart from operating online shopping business under HKTVmall, during the period under review, the Company continues its business including the offer of free television programming through its Over-The-Top (OTT) platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remains suspended.

The construction of the multimedia production and distribution centre (“Multimedia Centre”) in Tseung Kwan O Industrial Estate is proceeding. The programme for completion of the building works has been slightly adjusted from October to November 2016 as a result of inclement weather in rainy season and complications in connection with the works and related clearance procedures.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

FINANCIAL REVIEW

During the period under review, the Company mainly operates its Multimedia Business including the E-commerce online shopping and delivery services, OTT platform, and corporate functions.

The Group incurred a loss of HK$125.8 million for the six months ended 30 June 2016 (“1H2016”), an improvement of HK$109.2 million from the loss of HK$235.0 million for the corresponding period of 2015 (“1H2015”). During 1H2016, due to the suspension of TV programme production, only minimal related income and costs recorded during the period. On online shopping business, the market presence of HKTVmall was increasing during the period which has caused decent growth in our direct merchandise sales and income from concessionaire sales. In this regard, further investment were made to prepare for short to medium term business growth which mainly included the expansion on logistics and warehouse functions, and increase in advertising and promotional expenses for brand awareness, customer acquisitions and repeated purchases.

On turnover, the Group has HK$67.9 million for 1H2016 (1H2015: HK$60.3 million) which composed of HK$57.6 million from direct merchandise sales (1H2015: HK$5.7 million), HK$9.8 million from income from concessionaire sales and other service income (1H2015: HK$5.4 million), HK$0.4 million from licensing of programme rights and net advertising income (1H2015: HK$48.9 million) and HK$0.3 million from artiste management services for 1H2015 but nil in 1H2016.

The increase in direct merchandise sales and income from concessionaire sales and other service income by HK$56.3 million was due to the full period operation of online shopping platform in 1H2016 while in 1H2015, it was just a very early start-up formally launched in February 2015. And the decrease of HK$48.5 million in licensing of programme rights and net advertising income was due to the suspension of TV programme production during 1H2016.

Programme costs of HK$218.6 million was charged to profit or loss in 1H2015 mainly included programme costs of self-produced programmes and purchased content charged to the profit or loss over the showing period and talent and other production costs for content production for third party customers. There were nil programme costs charged to profit or loss in 1H2016 as all fresh programme contents were fully broadcasted or impaired during year 2015.

Cost of inventories amounted to HK$55.9 million for 1H2016 (1H2015: HK$5.0 million) represented the full period cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales, while for 1H2015, the direct merchandise sales was only a tiny operation.

For 1H2016, valuation losses on investment properties of HK$4.0 million, a decrease of HK$14.0 million relative to a valuation gain of HK$10.0 million in 1H2015, based on the valuation carried out by an independent firm of surveyors.

Other operating expenses increased by HK$40.8 million to HK$180.2 million for 1H2016 relative to the HK$139.4 million incurred for 1H2015. The increase mainly due to the below major items:

1.	Talent costs increased by HK$27.5 million. During 1H2016, to cope with the business growth, the workforce on the logistics and warehouse functions and direct sales increased significantly;

2.	Advertising and marketing expenses increased by HK$8.0 million to reach HK$15.8 million mainly for the promotional campaign of “HK$99 Crazy Meat Set” launched in January 2016 and the 800-page product catalogues printing and distribution in late March 2016; and

3.	Logistics and warehouse operating costs increased which were caused by the expansion of logistics and warehouse centre, increase of owned car fleet and scalable sub-contracted labour resources to cater for business growth on direct merchandise sales.

Other income, net, of HK$46.9 million was earned in 1H2016 (1H2015: HK$59.6 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, and rental income from investment properties, net of net exchange loss. The decrease of HK$12.7 million was mainly due to decrease in bank interest income and investment return caused by the realisation of a portion of the investment portfolio to support the capital expenditures and operating activities of the Group.

Finance costs, net decreased by HK$1.6 million mainly due to the decrease in bank loans during 1H2016.

Management’s Discussion and Analysis	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016

LIQUIDITY AND CAPITAL RESOURCES

As at 30 June 2016, the Group had total cash position of HK$79.4 million represented cash at bank and in hand (31 December 2015: HK$174.8 million) and outstanding borrowings of HK$33.9 million (31 December 2015: HK$71.8 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the purchases of property, plant and equipment of HK$131.4 million, net bank loan repayment of HK$38.1 million, and the resources utilised for operating activities of HK$93.1 million, partially net off by net realisation from investment portfolio of HK$127.3 million and net investment income received of HK$39.9 million.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,330.2 million as at 30 June 2016 (as at 31 December 2015: HK$1,445.8 million). The decrease in investment in available-for-sale securities was mainly due to the use of certain matured available-for-sale debt securities to fund the capital expenditure and operating activities of the Group. As at 30 June 2016, there was a deficit of HK$20.8 million being recorded in Fair Value Reserve (31 December 2015: a revaluation deficit of HK$33.6 million). Among the available-for-sale securities, about 97.2% (as at 31 December 2015: 97.3%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need. Moreover, as and when additional cash is expected to be required to fund the business, the investments can be realised as appropriate.

As at 30 June 2016, the Group has utilised HK$33.9 million (31 December 2015: HK$71.8 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,153.3 million (31 December 2015: HK$1,114.1 million) uncommitted banking facilities available for future utilisation.

Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 30 June 2016 and 31 December 2015.

The debt maturity profiles of the Group as of 30 June 2016 and 31 December 2015 were as follows:

	30 June 2016 HK$’000	31 December 2015 HK$’000

Repayable within one year	33,850	71,793

As at 30 June 2016, our outstanding borrowings bore fixed interest rate and denominated in United States dollars. After considering the cash and cash equivalents and term deposits, if any, held by the Group, the Group was in a net cash position as of 30 June 2016 and 31 December 2015, no gearing ratio is presented.

During 1H2016, the Group invested HK$259.6 million on capital expenditure versus HK$10.7 million for 1H2015. The capital expenditure was mainly incurred for the construction of the Multimedia Centre and for the expansion of our logistic fleet. For the upcoming capital expenditure requirements for the business, we will remain cautious and it is expected to be funded by internal resources within the Group and available banking facilities. Overall, the Group’s financial position remains sound for continuous business expansion.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

Charge on Group Assets

As of 30 June 2016, the Group’s bank loans of HK$33.9 million (31 December 2015: HK$71.8 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 30 June 2016 and 31 December 2015, the Group had no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

As mentioned in 2015 annual report, we are aware of our prevailing resources were not sufficient to cater for continuous aggressive business growth and to fully meet the customers’ expectation. In this regard, in 2016, apart from continuously widening the product spectrum and switching consumers’ shopping behaviour, we also invest significant resources in improving our output capacity and service quality. During 1H2016, we have expanded our own logistics car fleet size, optimising the logistics route planning, relocating to an over 144,000 square feet central logistics and warehouse centre, and continuously enhancing the backend customer service and logistics system. Nevertheless, we still notice some of our customers had experienced late or delayed delivery which could be due to fully taken-up next day delivery resources, overwhelming responses on promotional offer, quickly deteriorated weather or traffic condition, or our other resources constraint. While we are embraced by the continued growth even under the low consumer sentiment, we fully recognise these issues may sooner or later to put a hurdle on our growth prospect. As a result, in the second half of 2016, we have a key project – the implementation of an automatic picking and conveying system consisting of a conveying system, an automatic picking system, an automatic storage and retrieval system and tote handling systems. We target to fully launch this system in the first half year of 2017. We expect this automated system will be able to increase our picking capacity significantly which shall enable us to re-designate our resources to focusing on packing and inventory management so as to cater for the ongoing business growth and to enable our customers to embrace our value.

On media business, the Company is still in discussions with the Office of the Communications Authority (“OFCA”) about one of our subsidiary’s proposal of adopting Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television service. The Company is also waiting for the results from the government of the second application of the Free TV licence. We shall further refine our business development plan on Multimedia Business upon the outcome of the above cases.

Management’s Discussion and Analysis	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance (“CFI”) quashed the Chief Executive in Council’s decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the CFI’s judgment. On 22 October 2015, the Chief Executive in Council obtained a court order from the CFI to stay the execution of the said decision pending resolution of the appeal. The hearing of the appeal was conducted on 17 and 18 February 2016. In a judgment handed down on 6 April 2016, the Court of Appeal allowed the Chief Executive in Council’s appeal with costs of the appeal and the proceedings below. The Court of Appeal also ordered to set aside the judgment and order of the CFI and dismiss the Company’s application for judicial review. On 4 May 2016, the Board of Directors confirmed that having considered legal advice the Company would not seek to appeal against the Court of Appeal’s decision to the Court of Final Appeal.

TALENT REMUNERATION

Including the Directors, as at 30 June 2016, the Company had 581 permanent full-time employees versus 555 as of 31 December 2015. The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

Unaudited Consolidated Income Statement	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

		Six months ended
	Note	30 June 2016 HK$’000	30 June 2015 HK$’000

Turnover	3	67,855	60,269

Programme costs		—	(218,573)

Cost of inventories		(55,932)	(4,995)

Valuation (losses)/gains on investment properties	10	(4,000)	10,000

Other operating expenses		(180,237)	(139,389)

Other income, net	4	46,856	59,608

Finance costs, net	5(a)	(262)	(1,881)

Loss before taxation	5	(125,720)	(234,961)

Income tax expense	7	(43)	(73)

Loss for the period		(125,763)	(235,034)

Basic and diluted loss per share	9	HK (15.5) cent	HK (29.1) cent

The notes on pages 16 to 26 form part of this interim financial report.

Unaudited Consolidated Statement of Comprehensive Income	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

		Six months ended
	Note	30 June 2016 HK$’000	30 June 2015 HK$’000
Loss for the period		(125,763)	(235,034)

Other comprehensive income	6

Items that may be reclassified subsequently to profit or loss:

Exchange difference on translation of financial statements of an overseas subsidiary		(101)	—
Available-for-sale securities: net movement in fair value reserve		12,754	22,397

Other comprehensive income		12,653	22,397

Total comprehensive income for the period		(113,110)	(212,637)

The notes on pages 16 to 26 form part of this interim financial report.

Unaudited Consolidated Statement of Financial Position	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

As at 30 June 2016 (Expressed in Hong Kong dollars)

	Note	30 June 2016 HK$’000	31 December 2015 HK$’000
Non-current assets

Property, plant and equipment	10	798,214	560,335
Intangible assets	11	118,872	125,410
Long term receivable and prepayment		4,606	31,445
Other financial assets	12	1,018,857	1,219,043

		1,940,549	1,936,233
Current assets

Accounts receivable	14	114	29,731
Other receivables, deposits and prepayments		45,032	36,048
Inventories	13	13,075	15,352
Other current financial assets	12	311,368	226,709
Cash at bank and in hand		79,374	174,808

		448,963	482,648

Current liabilities

Accounts payable	15	13,748	12,995
Other payables and accrued charges		213,540	92,652
Deposits received		1,905	1,905
Bank loans	16	33,850	71,793

		263,043	179,345

Net current assets		185,920	303,303

Total assets less current liabilities		2,126,469	2,239,536

Non-current liabilities

Deferred tax liabilities	17	962	919

NET ASSETS		2,125,507	2,238,617

CAPITAL AND RESERVES

Share capital	18	1,268,914	1,268,914
Other reserves		856,593	969,703

TOTAL EQUITY		2,125,507	2,238,617

The notes on pages 16 to 26 form part of this interim financial report.

Unaudited Consolidated Statement of Changes in Equity	Supermarket	Fashion & Beauty	Home & Family

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At 1 January 2016		1,268,914	845,323	159,759	(33,552)	(1)	(1,826)	2,238,617

Changes in equity for the period:

Loss for the period		—	(125,763)	—	—	—	—	(125,763)
Other comprehensive income	6	—	—	—	12,754	(101)	—	12,653

Total comprehensive income for the period		—	(125,763)	—	12,754	(101)	—	(113,110)

At 30 June 2016		1,268,914	719,560	159,759	(20,798)	(102)	(1,826)	2,125,507

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At 1 January 2015		1,268,914	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Changes in equity for the period:

Loss for the period		—	(235,034)	—	—	—	—	(235,034)
Other comprehensive income	6	—	—	—	22,397	—	—	22,397

Total comprehensive income for the period		—	(235,034)	—	22,397	—	—	(212,637)

At 30 June 2015		1,268,914	1,422,848	159,759	(7,172)	1	(1,826)	2,842,524

The notes on pages 16 to 26 form part of this interim financial report.

Unaudited Condensed Consolidated Cash Flow Statement	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000
Loss before taxation	(125,720)	(234,961)
Amortisation of programme costs	—	212,071
Others	32,597	(47,275)

Net cash outflow from operating activities	(93,123)	(70,165)

Investing activities

Additions of available-for-sale securities	(57,096)	(67,909)
Proceeds from disposal of available-for-sale securities	27,255	126,945
Proceeds from maturity of available-for-sale securities	157,147	75,343
Increase in term deposits	—	(102,205)
Interest received	39,579	56,652
Dividend received	286	409
Purchases of property, plant and equipment	(131,366)	(22,151)
Proceeds from disposal of property, plant and equipment	297	79

Net cash inflow from investing activities	36,102	67,163

Financing activities

Net repayment of bank loans	(38,140)	(371,798)
Interest paid on bank loans	(142)	(1,822)
Other cash flows arising from financing activities	—	(54)

Net cash outflow from financing activities	(38,282)	(373,674)

Decrease in cash and cash equivalent	(95,303)	(376,676)

Cash and cash equivalent at the beginning of the period	174,808	819,186

Effect of foreign exchange rate changes	(131)	2,404

Cash and cash equivalent at the end of the period	79,374	444,914

The notes on pages 16 to 26 form part of this interim financial report.

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

1	BASIS OF PREPARATION

This unaudited interim financial report of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Main Board Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 24 August 2016.

This unaudited interim financial report has been prepared in accordance with the same accounting policies adopted in the preparation of the consolidated financial statements for the year ended 31 December 2015, except for the newly adopted accounting policies as set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 December 2015. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review

Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included on page 27 of this interim financial report. In addition, this interim financial report has been reviewed by the Company’s Audit Committee.

The financial information relating to the financial year ended 31 December 2015 that is included in the interim financial report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

•	Annual Improvements to IFRS/HKFRSs 2012-2014 Cycle

•	Amendments to IAS/HKAS 1, Presentation of financial statements: Disclosure initiative

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Annual Improvements to IFRS/HKFRSs 2012-2014 Cycle

This cycle of annual improvements contains amendments to four standards. Among them, IAS/HKAS 34, Interim financial reporting, has been amended to clarify that if an entity discloses the information required by the standard outside the interim financial statements by a cross-reference to the information in another statement of the interim financial report, then users of the interim financial statements should have access to the information incorporated by the cross-reference on the same terms and at the same time. The amendments do not have an impact on the Group’s interim financial report as the Group does not present the relevant required disclosures outside the interim financial statements.

Amendments to IAS/HKAS 1, Presentation of financial statements: Disclosure initiative

The amendments to IAS/HKAS 1 introduce narrow-scope changes to various presentation requirements. The amendments do not have a material impact on the presentation and disclosure of the Group’s interim financial report.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, multimedia and drama production and other related services (“Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resources allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000

Direct merchandise sales	57,618	5,701
Income from concessionaire sales and other service income	9,843	5,426
Licensing of programme rights and net advertising income	394	48,855
Artiste management services	—	287

	67,855	60,269

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

4	OTHER INCOME, NET

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000

Bank interest income	602	10,654
Dividend income from available-for-sale equity securities	286	409
Interest income from available-for-sale debt securities	36,978	40,678
Gain on disposal of available-for-sale securities	1,765	1,432
Rentals from investment properties	5,714	5,714
Net exchange (loss)/gain	(490)	707
Others	2,001	14

	46,856	59,608

5	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/crediting the following:

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000
(a) Finance costs, net

Interest on bank loans	162	1,794
Bank charges	100	87

	262	1,881

(b) Other items

Advertising and marketing expenses	15,765	7,722
Depreciation	17,428	18,215
Amortisation of intangible assets	6,538	16,302
Loss/(gain) on disposal of property, plant and equipment	44	(79)
Impairment for available-for-sale securities	—	5,809
Write off of artiste prepayments	—	3,899
Reversal of provision for committed artiste payments	—	(4,785)
Operating lease charges in respect of land and buildings	9,922	5,051

(c) Talent costs

Wages and salaries	86,156	63,879
Retirement benefit costs – defined contribution plans	3,890	2,868

	90,046	66,747
Less: Talent costs charged to programme costs	—	(4,217)

	90,046	62,530

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

6	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	Six months ended
	30 June 2016			30 June 2015
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000

Exchange difference on translation of financial statements of an overseas subsidiary	(101)	—	(101)	—	—	—
Available-for-sale securities: net movement in fair value reserve	12,754	—	12,754	22,397	—	22,397

Other comprehensive income	12,653	—	12,653	22,397	—	22,397

(b)	Components of other comprehensive income, including reclassification adjustments

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000

Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	14,519	18,020
– Reclassified to profit or loss upon disposal	(1,765)	(1,432)
– Impairment loss charged to profit and loss	—	5,809

	12,754	22,397

7	INCOME TAX EXPENSE

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (six months ended 30 June 2015: 16.5%) to the six months ended 30 June 2016.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	30 June 2016 HK$’000	30 June 2015 HK$’000
Current taxation

Hong Kong Profits Tax	—	—

Deferred taxation

Origination and reversal of temporary differences	(43)	(73)

	(43)	(73)

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

8	DIVIDENDS

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2016. No final dividend was declared for the year ended 31 December 2015.

9	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$125,763,000 (six months ended 30 June 2015: HK$235,034,000) and the weighted average of 809,017,000 (six months ended 30 June 2015: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

10	PROPERTY, PLANT AND EQUIPMENT

	30 June 2016 HK$’000	31 December 2015 HK$’000

At the beginning of the period/year	560,335	550,159
Additions	259,648	99,202
Disposal	(341)	(74)
Fair value adjustment on investment properties (note a)	(4,000)	11,900
Depreciation charge	(17,428)	(40,521)
Impairment losses	—	(60,331)

At the end of the period/year	798,214	560,335

Note:

(a)	All investment properties of the Group were revalued as at 30 June 2016 by direct comparison approach determined by reference to recent sales price of comparable properties. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.

11	INTANGIBLE ASSETS

	30 June 2016	31 December 2015
	HK$’000	HK$’000

At the beginning of the period/year	125,410	391,198
Amortisation	(6,538)	(32,851)
Impairment losses	—	(232,937)

At the end of the period/year	118,872	125,410

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years, right to use of the telecommunications services from the former subsidiary for a term of 10 years, and an intangible asset relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz for the provision of broadcast-type mobile television services for a period of about 12 years.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

12	OTHER FINANCIAL ASSETS

	30 June 2016	31 December 2015
	HK$’000	HK$’000

Available-for-sale debt securities
– Maturity dates within 1 year	311,368	226,709
– Maturity dates over 1 year	981,136	1,180,408

	1,292,504	1,407,117

Available-for-sale equity securities
– Listed	26,248	27,525
– Unlisted	11,473	11,110

	37,721	38,635

	1,330,225	1,445,752

All of these financial assets were carried at fair value as at 30 June 2016.

13	INVENTORIES

The inventories are mainly merchandise purchased for the Group’s E-commerce business.

14	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	30 June 2016	31 December 2015
	HK$’000	HK$’000

Current–30 days	114	2,493
31–60 days	—	14
61–90 days	—	252
Over 90 days	—	26,972

	114	29,731

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

15	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on the date of billing, is analysed as follows:

	30 June 2016	31 December 2015
	HK$’000	HK$’000

Current–30 days	10,850	9,181
31–60 days	543	669
61–90 days	226	581
Over 90 days	2,129	2,564

	13,748	12,995

16	BANK LOANS

At 30 June 2016, the bank loans were repayable as follows:

	30 June 2016	31 December 2015
	HK$’000	HK$’000

Within 1 year	33,850	71,793

At 30 June 2016, the uncommitted banking facilities of the Group amounted to HK$1,187,124,100 (31 December 2015: HK$1,185,856,000). The facilities were utilised to the extent of bank loans of HK$33,850,000 (31 December 2015: HK$71,793,000).

All of the Group’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 30 June 2016 and 31 December 2015, none of the covenants relating to drawn down facilities had been breached.

At 30 June 2016, the bank loans bore fixed interest rate ranged from 0.9% to 1.0% (31 December 2015: 0.9%) per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

17	DEFERRED TAXATION

The movements of the net deferred tax liabilities recognised in the consolidated statement of financial position are as follows:

	30 June 2016	31 December 2015
	HK$’000	HK$’000

At the beginning of the period/year	(919)	(826)
Deferred taxation charged to consolidated income statement –relating to the origination and reversal of temporary differences	(43)	(93)

At the end of the period/year	(962)	(919)

As at 30 June 2016, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$1,219,109,000 (31 December 2015: HK$1,072,006,000) as it was not probable that future taxable profits against which these differences could be utilised would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

The components of deferred tax assets and liabilities in the consolidated statement of financial position and the related movements during the period are as follows:

	Tax losses carried forward
	30 June 2016	31 December 2015
	HK$’000	HK$’000
Deferred tax assets:

At the beginning of the period/year	17,964	24,796
Credited/(charged) to consolidated income statement	6,665	(6,832)

At the end of the period/year	24,629	17,964

	Depreciation allowances in excess of the related depreciation
	30 June 2016	31 December 2015
	HK$’000	HK$’000
Deferred tax liabilities:

At the beginning of the period/year	(18,883)	(25,622)
(Charged)/credited to consolidated income statement	(6,708)	6,739

At the end of the period/year	(25,591)	(18,883)

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

17	DEFERRED TAXATION (continued)

The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position.

	30 June 2016	31 December 2015
	HK$’000	HK$’000

Deferred tax assets	—	—
Deferred tax liabilities	(962)	(919)

	(962)	(919)

18	CAPITAL AND RESERVES

	30 June 2016		31 December 2015
	No. of shares	Amount	No. of shares	Amount
		HK$’000		HK$’000
Ordinary shares, issued and fully paid:

At the end of the period/year	809,016,643	1,268,914	809,016,643	1,268,914

19	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities measured at fair value

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•	Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market date are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

19	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

(a)	Financial assets and liabilities measured at fair value (continued)

	Fair value measurements categorised into
	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000

30 June 2016
Assets:
– Available-for-sale debt securities	—	1,292,504	—	1,292,504
– Available-for-sale equity securities	26,248	11,473	—	37,721

31 December 2015
Assets:
– Available-for-sale debt securities	—	1,407,117	—	1,407,117
– Available-for-sale equity securities	27,525	11,110	—	38,635

During the six months ended 30 June 2016, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the end of the reporting period.

(b)	Fair value of financial instruments carried at other than fair value

The carrying value of the Group’s other financial instruments carried at cost or amortised cost are not materially different from fair value as at 30 June 2016 and 31 December 2015.

20	COMMITMENTS

(a)	Capital commitments

	30 June 2016 HK$’000	31 December 2015 HK$’000

Purchase of computer and office equipment
– Contracted but not provided for	29,824	19
Construction of Multimedia Production and Distribution Centre
– Contracted but not provided for	135,908	385,526

Notes to Unaudited Interim Financial Report	Supermarket	Fashion & Beauty	Home & Family

(Expressed in Hong Kong dollars)

20	COMMITMENTS (continued)

(b)	Commitments under operating leases

At 30 June 2016 and 31 December 2015, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2016 HK$’000	31 December 2015 HK$’000
Leases in respect of land and buildings which are payable:

Within 1 year	22,473	10,445
After 1 year but within 5 year	52,303	6,102

	74,776	16,547

(c)	Production costs

The Group entered into several long-term agreements with certain production-related talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows:

	30 June 2016 HK$’000	31 December 2015 HK$’000
Production costs:

Within 1 year	613	1,732
After 1 year but within 5 years	306	612

	919	2,344

21	MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	Six months ended
	30 June	30 June
	2016	2015
	HK$’000	HK$’000

Short-term employee benefits	5,900	7,478
Post-employment benefits	526	711

	6,426	8,189

Independent Review Report	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF HONG KONG TELEVISION NETWORK LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 11 to 26 which comprises the consolidated statement of financial position of Hong Kong Television Network Limited and its subsidiaries as of 30 June 2016 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International/Hong Kong Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board/Hong Kong Institute of Certified Public Accountants (“IAS/HKAS 34”). The directors are responsible for the preparation and presentation of the interim financial report in accordance with IAS/HKAS 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2016 is not prepared, in all material respects, in accordance with IAS/HKAS 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

24 August 2016

Other Information	Supermarket	Fashion & Beauty	Home & Family

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30 June 2016.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 30 June 2016, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares			Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate Interests	Approximate percentage interests in the Company’s issued share capital
Name of Director	Personal interests	Corporate interests	Family Interests
							(Note 1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		(Note 2(i))

Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		(Note 2(ii))

Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%

Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 30 June 2016.
2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section headed “Substantial Shareholder” in this interim report.
(ii)	24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Save as disclosed above, as at 30 June 2016, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Hot Deals	TV Programs	HONG KONG TELEVISION NETWORK LIMITED INTERIM REPORT 2016

SHARE OPTION SCHEME

On 31 December 2012, the Company adopted a share option scheme (the “Scheme”). Under the Scheme, share options may be granted to eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group and those who have contributed or will contribute to the Group at any time within ten years after its adoption at the discretion of the Board of the Company.

During the six months ended 30 June 2016, no share options have been granted under the Scheme by the Company.

SUBSTANTIAL SHAREHOLDER

At 30 June 2016, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Approximately Percentage interests
		(Note)

Top Group International Limited	339,814,284	42.00%

Note:	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 30 June 2016.

Save as disclosed above, as at 30 June 2016, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the six months ended 30 June 2016, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the six months ended 30 June 2016.

UPDATE ON DIRECTORS’ INFORMATION

Changes in Directors’ information since the Company’s last published annual report, which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules, is set out below:

During the six months ended 30 June 2016, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, received discretionary bonuses in the amounts of HK$150,000 and HK$150,000 respectively. The basis of determining the Directors’ emoluments (including bonus payments) remain unchanged during the six months ended 30 June 2016.

Save as disclosed above, there is no change in the Directors’ information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the Company’s last published annual report.

Other Information	Supermarket	Fashion & Beauty	Home & Family

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim financial report of the Company for the six months ended 30 June 2016.

The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2016 (six months ended 30 June 2015: Nil).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 24 August 2016